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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1 September, 2003

TELIASONERA AB
(Translation of registrant's name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commision File Number)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

        This report on Form 6-K contains a press release dated 1 September announcing TeliaSonera commenting Turkcell's release.

Press Release
September 1, 2003

TeliaSonera commenting Turkcell's release

        Turkcell has today announced that an Extraordinary Shareholders Meeting will be held on October 30, 2003 in Istanbul to elect all seven members of Turkcell Board of Directors. In its notice to Turkcell, one of the company's two statutory auditors stated that the Extraordinary Shareholders Meeting was being called "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell".

        In general, TeliaSonera has not disagreed on board decisions. However, the Turkcell board has been unable to agree on some issues concerning related party transactions.

For further information journalists can contact:

        Samppa Seppälä, Vice President Communications, TeliaSonera International, tel +358-40-708 98 80

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had in its home markets 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers. Outside its homemarkets TeliaSonera has extensive interests in growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and Nasdaq Stock Market in the USA. Pro forma Net sales January-June 2003 amounted to 40.6 billion SEK (EUR 4.4 billion). The number of employees was 27,750.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2003	TELIASONERA AB
	By:	/s/ JAN HENRIK AHRNELL Vice President and Legal Counsel

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SIGNATURES